UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 2016

Commission File Number: 001-35278

PRIMERO MINING CORP.
(Translation of registrant's name into English)

Suite 2100, 79 Wellington Street West,
TD South Tower, P.O Box 139
Toronto, Ontario
M5K 1H1 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Interim Financial Statements for the period ended June 30, 2016

99.2	Management's Discussion and Analysis for the period ended June 30, 2016

99.3	CEO Certification of Interim Filings

99.4	CFO Certification of Interim Filings

99.5	News Release dated August 4, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMERO MINING CORP.
(Registrant)

Date: August 4, 2016	By:	/s/ Wendy Kaufman
Wendy Kaufman
	Title:	Chief Financial Officer